P.E. 11/31/01

1102037 0-30458

FORM 6-K

02011838

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the months of July, 2000-November,2001.

SCS Solars Computing Systems Inc.
(Translation of registrant=s name into English)

440-789 W. Pender St. Vancouver, British Columbia V6C 1H2
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

INDEX TO EXHIBITS

Item
General News Releases for SOLARS (SCS) from July, 2000 to November, 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January, 2002

SCS Solars Computing Systems Inc.

By: ________________________
Andrew O'Leary, President

For Immediate Release: **July 17th, 2000**

SCS SOLARS Completes TourTek Version 2.0 Install

Vancouver, B.C. – SCS SOLARS Computing Systems Inc., a leading provider of information management and electronic distribution solutions for the travel industry, today announced CIMEX Corporation, a Panamanian Company, is now running live with the second release, Version 2.0, of the TourTek reservation and inventory management system.

CIMEX's office in Nassau, Bahamas, has been using Version 1.0 of the TourTek system for six months and, as previously announced, CIMEX will rollout TourTek to eight more branches around the world. In addition to implementing Version 2.0, the translation of TourTek into Spanish is well advanced and will be completed within 60 days. With its completion, the next four installations will be in Columbia, Ecuador, Chile and Brazil. Cancun will be implementing the English version starting in August.

A spokesperson for CIMEX told Larry O'Brien, Chairman of SCS, that the TourTek system is stable, operating well and that they are very comfortable with it.

CIMEX is especially satisfied with TourTek's well designed accounting module and the excellent technical support provided by the TourTek staff.

CIMEX Corporation has 54 wholly owned subsidiaries around the world and specializes in inbound leisure travel to the Caribbean.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

ON BEHALF OF THE BOARD OF DIRECTORS

Lawrence O'Brien
Chairman

For more information

Frank Wells
604 903-2040

Pat Wilson
604 903-2056

For Immediate Release **JULY 18, 2000**

SCS SOLARS Signs World's Third Largest Cruise Line

Vancouver, B.C. – SCS SOLARS Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of a NewsWire contract with Norwegian Cruise Line Limited ("NCL"), the world's third largest cruise line.

Miami-based NCL is a global cruise company and industry innovator that currently owns or operates a fleet of nine ships sailing to more than 200 ports in Asia, Alaska, Australia, Bermuda, Canada/New England, Caribbean, Europe, Hawaii, Mexico, South America and Trans-Canal.

Bob Wilson, Solars' Director of Account Development, said, "In our May 9 Press Release we indicated we felt NewsWire is a product of great value to the cruise industry. This year NCL will travel to more than 200 ports in 32 countries – the largest offering of destinations in their 35-year history. That NCL has contracted to use SolarNet's information distribution solution at such an important time in their growth continues to demonstrate our strength – we provide solutions."

There are more cruise ships coming online this year than in the history of the cruise industry. SolarNet recognizes the significance of this growth and is committed to becoming the solution of choice for all the major cruise lines.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information

Frank Wells
604-903-2040

Pat Wilson
604-903-2056

For Immediate Release **JULY 24, 2000**

SCS SOLARS' LIVELINX RECEIVES PRAISE

CDNX:SCS

Vancouver, B.C. – July 24, 2000 – **SCS SOLARS Computing Systems Inc. ("SolarNet")**, a leading provider of information management and electronic distribution solutions for the travel industry, continues to garner praise for its industry leading technology.

Today Clark Mitchell, COO of Dallas based DF-W Tours, and a customer since early this year, endorsed the importance of the SolarNet LiveLinx system. "SolarNet LiveLinx has dramatically improved DF-W's business. Since going live in February of this year, our bookings have increased by 15% and continue to increase on a monthly basis.

"Because LiveLinx enables our travel agent customers to access all our fare information without calling us, the productivity of our reservation agents has increased significantly. Even with this increase in productivity, we have had to hire additional staff to handle the growth in sales. Plus, our travel agency customer base has increased by 50%.

"LiveLinx has also reduced our advertising and printing costs and eliminated the majority of our broadcast faxes to the over 33,000 travel agencies in America."

DF-W Tours, in business for 20 years, has annual sales in excess of US$50 million and is currently a consolidator for twelve major airlines.

Andrew O'Leary, President and CTO of SolarNet, added, "Our LiveLinx solution has recently been enhanced with the addition of Wings, a partnership that now offers all consolidators an affordable and complete solution for information management and distribution. DF-W Tours has been successfully using Wings with LiveLinx since the outset so we are confident the inclusion of Wings, together with Mr. Mitchell's outstanding third party testimonial, will generate many more sales for us."

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information

Frank Wells
604-903-2040

Pat Wilson
604-903-2056

SCS SOLARS' New LiveLinx*PLUS To Generate Transaction Fees

CDNX:SCS

Vancouver, B.C. – August 2, 2000 – SCS SOLARS Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today confirmed its latest revenue generating software solution, LiveLinx*PLUS, is ready for beta test with two of its U.S. air consolidator customers, D-FW Tours in Dallas and Trans Am Travel in Alexandria, VA. The Company will commence rollout to all of its consolidator customers within a month.

LiveLinx*PLUS is the next stage in SolarNet's development of a travel industry solution that will generate transaction fees for the Company. This latest product combines "BlackBird", the Company's most recent technology project, with SolarNet LiveLinx so that LiveLinx*PLUS now offers a reservation, or booking, capability. With this addition, users of LiveLinx*PLUS can now make reservations for the suppliers' product through any airline Computer Reservation System, a service for which SolarNet will charge the suppliers a US$7 transaction fee per reservation.

Andrew O'Leary, President and CTO of SolarNet, stated, "The proven results attained by our LiveLinx distribution system together with the strategic alliance of Wings software set the scene perfectly for our next stage, transaction automation. Our intent has always been to enhance our unique distribution technology into a complete, end-to-end solution, and LiveLinx*PLUS brings us there."

Bob Wilson, SolarNet's Director of Account Development, further explained, "No other company within the travel industry provides suppliers such a cost effective manner by which to get their information in front of any travel agent anywhere in the world and to then make a reservation. As of today, we have 18 consolidators online and they generate in excess of 2 million transactions a year."

Frank Wells, Vice Chairman of SolarNet, confirmed pricing is expected to be US$7 per transaction. Currently, the system is averaging in excess of 1,000,000 hits per month, of which 250,000 are inquiries for specific air fares. These numbers are increasing month-over-month. Over time, the Company projects a significant percentage of these queries will translate into reservations and transaction fees.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information:
Frank Wells – 604-903-2040

Pat Wilson – 604-903-2041
Email: pwilson@solars.com

FOR IMMEDIATE RELEASE

SCS Solars Signs First Wings Customer Under New Agreement

CDNX: SCS

Vancouver, B.C. – August 21, 2000 – SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of a bundled LiveLinx and Wings contract with Air K Travel, Inc., headquartered in Chicago, Illinois.

Air K Travel is a consolidator for most of the major airlines and has offices in Chicago, Detroit, Memphis and Houston. Khalid Sagir, President of Air K Travel, said, "SolarNet's LiveLinx is the perfect product for us. Wings has automated our office and given us the technology to grow our business. Wings technology also means we are now able to use LiveLinx and therefore get our product information in front of all the travel agents in America. We believe this will substantially increase our sales while at the same time reduce our overheads. Instead of calling us for information, travel agents can now access our fares via SolarNet and this will greatly increase our calls to sales ratio."

As announced recently, SolarNet has signed an agreement for the use of CompuQuest's Wings database system. When Wings is combined with SolarNet's LiveLinx product, SolarNet is able to provide non-automated air consolidators a complete and integrated distribution solution. In order to stay in business and grow, all air consolidators must first automate their product information, something very few have done to date. Then, they need to get this information to all the travel agents in America. LiveLinx with Wings automates a consolidator's business and then provides full distribution of its product to travel agents worldwide via all the Computerized Reservation Systems (CRS).

According to Bob Wilson, SolarNet's Director of Account Development, "We know we have a great product in LiveLinx with Wings. Air K travel is just the first of many U.S. air consolidators who need what we have to offer. We will continue our efforts to get LiveLinx in front of as many of these consolidators as possible and we are confident this will lead to many more customers for us."

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contact:
Frank Wells
604-903-2040

Pat Wilson
604-903-2041

SCS SOLARS SIGNS 5 YEAR CONTRACT WITH MAJOR U.S. ETHNIC CONSOLIDATOR

CDNX: SCS

Vancouver, B.C. – September 05, 2000 - SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of a second bundled LiveLinx and Wings contract with Grand Holidays, headquartered in San Francisco.

Established in 1981, Grand Holidays is one of the largest consolidators in America specializing in travel to Asia with offices in Hong Kong, New York, Los Angeles and San Francisco.

Tony Wong, President of Grand holidays, said, "SolarNet's LiveLinx CRS distribution is exactly the product we have been looking for. With the Wings fare entry software system and SolarNet we are now able to get our product information in front of travel agents using any CRS. We believe this distribution will substantially increase our market share and increase our penetration to all travel agents throughout North America."

Bob Wilson, SolarNet's Director of Account Development, said, "We are delighted to welcome Grand Holidays to our unique distribution, in particular as Grand Holidays represents a major step in adding an Asia destination specialist to our client base. In addition, they intend to implement our transaction based booking system in the near future. This new account shows we have the right product for consolidators in all the ethnic market sectors."

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contact:
Frank Wells 604-903-2040
Pat Wilson 604-903-2041

FOR IMMEDIATE RELEASE

SCS Solars Signs Another Major Consolidator

CDNX: SCS

Vancouver, B.C. – September 14th, 2000 – SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of a LiveLinx contract with Diplomat Tours of Sacramento, California.

Diplomat Tours, in business since 1983, specializes in consolidator airfares to Africa, Asia, Latin America and the Middle East. Of particular note is the fact Diplomat Tours was one of the founding member companies of Travel Services International ("TSI"). TSI has since been acquired by giant Airtours, the largest travel company in the U.K. Another TSI company, D-FW Tours of Dallas, also subscribes to LiveLinx and is one of two companies presently beta testing LiveLinx*PLUS.

Bob Wilson, SolarNet's Director of Account Development, said, "LiveLinx was a natural for Diplomat Tours. They already have the Wings database and a sister company, D-FW, uses it and is extremely satisfied with the increase in business it has generated. Diplomat told us they want to grow their travel agent base and realize to do this they need to be accessible through all the airline CRSs. In fact, it was D-FW's management who convinced Diplomat that LiveLinx would accomplish this for them, just as it had for D-FW."

SolarNet's Vice-Chairman, Frank Wells, commented, "I am especially pleased with the efforts of our sales team. True, they have a great product to sell but I am delighted to see them signing the major players in the marketplace. Now that we have a relationship with these companies, it makes sense they will want to step up to our transaction based solution in the near future."

SCS Solars provides solutions in information and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contact:
Frank Wells (604)903-2040 Pat Wilson (604)903-2041

For Immediate Release **October 26th, 2000**

CDNX: SCS

LiveLinx*Plus e-commerce Application Service Release

SCS Solars have today released their new product LiveLinx Plus which enables travel agents to electronically book consolidated airfares from their desk top computers.

LiveLinx*Plus is the first of a new breed of application which integrates the use of the traditional non-internet reservation terminals of the Global Distribution Systems into a complete e-commerce Web based product management solution for travel vendors. Travel vendors using the internet and a browser can use the ASP based system to commercially transact interactively with non-internet travel agents, who by far still purchase the most amount of travel product.

The LiveLinx*Plus Application Service provides a previously unavailable gateway for both existing and new customers to interact with the 18,000+ travel agencies that have used Solarnet on the Global Distribution Systems of Sabre, Galileo/Apollo, Worldspan and Amadeus/System One.

The new e-commerce Application Service includes leading edge technology from the Blackbird project as part of its solution and the first commercial implementation is for air consolidators.

The first customer is DFW Tours a large consolidator who represents 35 airlines based in Dallas. DFW Tours have been a customer of Solars for 7 months.

Vice Chairman Frank Wells. stated "This has been a long time coming but finally we are able to give our customers what they want and need. The advent of automation will save the consolidator time and money easily offsetting the $7 USD gross Solars charges per transaction. I believe the adoptive rate of use by travel agents will grow quickly."

Several other consolidators will be automated during the roll out over the next few months.

SCS SOLARS Computing Systems Inc. is the developer and provider of the SOLARNET Travel Network, a system of proprietary software solutions that help improve the productivity and profitability of travel vendors world wide. SOLARS is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information

Frank Wells
604-903-2040
Email: info@solars.com

Pat Wilson
604-903-2041
Email: pwilson@solars.com

For Immediate Release **October 26th, 2000**

CDNX:SCS

SCS Solars Has Now Signed Majority of USACA Members

Vancouver, B.C. – October 26th, 2000. SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of a LiveLinx and Wings contract with C & H International, headquartered in Los Angeles, California.

C & H International is one of the oldest and largest air consolidators in America. Established in 1982, C & H has 15 offices including San Francisco, Washington D.C., and New York. They have over 160 reservationists and consolidator contracts with over 40 airlines serving Africa, Europe, Central and South America, the Middle East and Asia. In fact, C & H was one of the pioneers of consolidator air fares to Asia and today ranks as one of the largest in the U.S.

C & H International is a member of USACA (United States Air Consolidators Association) and by signing them SCS Solars now has a majority of the USACA's members as clients. A requirement of USACA is that each member transact at least $10 million annually in air consolidation in conjunction with scheduled airlines which makes their 8 members some of the predominant players in the marketplace.

Bob Wilson, SolarNet's Director of Account Development, said, "I am very pleased with how well LiveLinx and LiveLinx with Wings have been received by all the major air consolidators in America. They all understand the importance of electronic distribution and that without it they cannot grow their businesses. That they see SolarNet as the solution is very rewarding."

SCS SOLARS Computing Systems Inc. is the developer and provider of the SOLARNET Travel Network, a system of proprietary software solutions that help improve the productivity and profitability of travel vendors world wide. SOLARS is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information

Frank Wells. Email: info@solars.com
604- 903-2040

Pat Wilson. Email: pwilson@solars.com
604-903-2041

SCS Solars Signs LiveLinx*PLUS Customer

CDNX: SCS
www.solars.com

Vancouver, B.C. – November 28, 2000.

SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of a LiveLinx*PLUS customer, Sky Bird Travel & Tours, Inc. of Michigan.

Sky Bird Travel & Tours is one of the largest consolidators in the U.S. Established in 1976, Sky Bird is headquartered in Detroit with multiple branch offices across the U.S. and India. They have over five million net fares for worldwide destinations on major carriers. Sky Bird has been a SolarNet LiveLinx client since March of this year. SolarNet LiveLinx hosts a travel vendor's database, has information search capabilities and is made accessible from the internet as well as all four Global Distribution System ("GDS") networks: Sabre, Apollo/Galileo, Worldspan and Amadeus.

As announced recently, LiveLinx*PLUS is the next stage in SolarNet's development that will allow the Company to generate transaction fees. LiveLinx*PLUS permits the travel agent to determine the availability of specific classes of seating on scheduled airlines and charter flights and then send a detailed Automated Booking Messaging ("ABM") to the travel vendor. As with all SolarNet products, this availability check and ABM is conducted through one of the four GDSs.

SolarNet expects transaction fees of $7 US per ticketed ABM to be generated sometime in December of 2000, when beta testing with several existing clients is completed. An availability check and ABM that does not result in a ticketed booking, will bring in $1.50 US to SolarNet.

Moondeep Aggarwal, V.P. Management Information Services, Sky Bird, stated, "With LiveLinx*PLUS, travel agencies across the U.S. will now be able to check flight availability and confirm consolidator tickets immediately back to their customers, resulting in increased vendor profitability. The greatest feature of LiveLinx*PLUS will be taking the guesswork away from the travel agent on what flights to use for the correct net fare. A tremendous amount of time will be saved for the vendor and most importantly, the travel agent."

"Market acceptance of LiveLinx*PLUS from air consolidators has been positive. This product definitely fills a need to this group of travel vendors. This new e-commerce application will save the consolidator time and money and the adoptive rate of the over 18,500 travel agencies using the SolarNet system by all indications should be swift," said Larry O'Brien, SolarNet Chairman & CEO.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contact:

Frank Wells 604-903-2040

Pat Wilson 604-903-2041

FOR IMMEDIATE RELEASE

CDNX.SCS
www.solars.com

SCS SOLARS IS PLEASED TO ANNOUNCE TRAVEL ASSOCIATION MEMBERSHIP

USACA
US AIR CONSOLIDATORS ASSOCIATION

UNITED STATES AIR CONSOLIDATORS ASSOCIATION

Brendan Air - C&H International - DER Travel Services - J&O Air - Pacific Gateway - Picasso Travel – SkyLink - Solar Tours - Trans Am

925 L Street, Suite 220, Sacramento, CA 95814 Voice 916.441.4166 facsimile 916.441.3520 www.usaca.com

FOR IMMEDIATE RELEASE

CONTACT: Jerry Desmond, Jr.
916-441-4166

Travel Technology Specialist SolarNet Joins USACA

Sacramento [December 4] - The United States Air Consolidators Association [USACA] welcomes SolarNet as the newest Associate Member of the national association of reliable air consolidators.

"USACA is pleased to be associated with SolarNet and its technology-driven approach to the travel business environment," stated USACA President Gary Jones of Pacific Gateway. "The company is actively developing products that will make it easier for air consolidators and their travel agent customers to increase their efficiency and productivity."

"SolarNet is delighted to be affiliated with the USACA, an association that is known for bringing credibility to the industry. SolarNet already has over half of its members as clients and is confident that it will continue to provide value and be a partner to the air consolidator segment," said SolarNet Chairman and CEO, Larry O'Brien. "Over 18,500 travel agencies have used SolarNet and this USACA membership is a further seal of approval from the travel industry."

SolarNet [http://www.solars.com] is the developer of proprietary technology solutions that improve productivity and profitability of travel vendors worldwide. SolarNet's unique solutions allow SolarNet to distribute detailed travel information on any travel product, from any travel vendor, to all travel agents. Information is accessed by travel agents via one of the four airline established global distribution systems such as as Sabre or Galileo, and / or the Internet. SolarNet product offerings include the LiveLinx travel vendor database hosting, LiveLinx*Plus automated booking messaging system, Wings fare contract management program, the NewsWire electronic bulletin board and the TourTek inventory management and reservation system for tour operators.

USACA [http://www.usaca.com] is the national trade association for those air consolidator businesses which provide their travel agent customers with integrity, trust and reliability. This is ensured by the requirements that each member transacts at least $9 million annually in air consolidation in conjunction with schedule airlines; is incorporated in the United States for at least two years; has never filed for bankruptcy or ceased operation; and has contracts with at least five major air carriers.

(30)

usaca\pr-solarnet

The Canadian Venture Exchange has neither approved nor disapproved of the information contained in this release. This Media Release may contain forward-looking statements, which reflect the Corporation's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ from those projected herein and depend on a number of factors including the success of the Corporation's sales strategies.

Contact: Frank Wells 604-903-2040 Pat Wilson 606-903-2041

SCS Solars Announces Sales Agreement With Patheo

CDNX: SCS
www.solars.com

Vancouver, BC. & Torrance, CA. – December 5, 2000. SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of a non-exclusive sales partnership with Patheo, Inc., a California based travel technology company that produces software solutions for the leisure travel industry. This joint agreement is in particular for the marketing of Faremate 2000, an advanced fare and inventory management software system for air consolidators.

Faremate is a state-of-the-art fare management system, designed for the sophisticated air consolidator. With a proven North American track record since 1996, Faremate currently has 26 customers. Five of these clients: Sky Bird Travel & Tours, Solar Tours, Trans Am Travel, Picasso Travel and Brendan Tours, are also SolarNet LiveLinx customers. SolarNet LiveLinx hosts a travel vendor's database, has information search capabilities and is made accessible from the internet as well as all four Global Distribution System ("GDS") networks: Sabre, Apollo/Galileo, Worldspan and Amadeus. This joint agreement offers air consolidators automation and another complete turnkey solution for information distribution to travel agents.

Under the terms of the SolarNet/Patheo sales agreement, each party shall pay the other a fixed percentage incentive for each newly signed contract. It is the goal of each company to further increase its customer base, with an immediate concentration on the North America marketplace. For SolarNet, the intent is to have Faremate customers, both present and future, migrate over to both the LiveLinx and LiveLinx*PLUS products. For Patheo, the goal is to provide its sophisticated automation solution to SolarNet customers, both present and future. For both companies, this is the first step in an evolving relationship expected to yield the development of further mutually beneficial initiatives.

"Our partnership with Patheo will enhance revenue opportunities and increase market share for both companies. The Faremate system is a sophisticated fare management system that is more features rich than the SolarNet Wings edition. If Wings can be compared to a Volkswagen, ideal for small to medium sized air consolidators, Faremate is the BMW, perfect for larger consolidators," said Larry O'Brien, SolarNet Chairman and CEO.

"This agreement will provide us with an opportunity to offer a true end-to-end distribution to our existing and future consolidators. In partnership with SolarNet, Faremate becomes the only database software in the country that offers its customers a sophisticated tariff management solution with a strong seamless distribution over the Internet and GDSs," said S. Salman Hasan, Patheo's President and CEO.

Patheo is a leading travel technology company that produces software solutions for the leisure travel industry, with a focus on database and Internet booking engine capabilities for complex and highly restricted yield management (consolidator) airline fares. Patheo is a privately held company, with corporate headquarters in Torrance, California. More information on Patheo is available on the World Wide Web at **http://www.patheo.com**.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, TourTek and NewsWire. SCS Solars is a Public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contact:

Frank Wells (604) 903-2040 Pat Wilson (604) 903-2041

SCS Solars Signs Another Leading Travel Vendor

CDNX: SCS
www.solars.com

Vancouver, B.C., Canada: December 18, 2000 - SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of another leading travel vendor for use of its LiveLinx product, Trade Winds Associates, Inc. ("TWAI").

TWAI is one of North America's largest and most prestigious travel wholesalers. Synonymous with quality service in the travel industry for nearly 35 years, TWAI has offices in New York, Houston, Chicago, Toronto, Vancouver and Mexico City, providing departures from over 250 cities in North America. TWAI will use SolarNet LiveLinx to broadcast its international travel fares to the travel agency community. SolarNet LiveLinx hosts a travel vendor's database, has information search capabilities and is made accessible from the Internet as well as all four Global Distribution System ("GDS") networks: Sabre, Apollo/Galileo, Worldspan and Amadeus.

Trade Wind Associates Canada Inc.'s Vice-President, Nilufer Mama stated, "We look forward to capitalizing on SolarNet LiveLinx's proven track record of improving the profitability and productivity of its participating vendors. No other company can provide us with this type of custom, cost effective, information distribution solution to agencies via the Internet and all GDSs."

SolarNet Director of Account Development, Bob Wilson said, "The addition of another reputable operator such as TWAI, continues to position SolarNet as a leader in the electronic information distribution market. Several SolarNet clients have signed on for use of more than one product and we hope that with the success of LiveLinx, other business will follow."

TWAI serves as the Passenger Sales Agent (exclusively for Gulf Air, a leading Middle East specialist), General Sales Agent and consolidator for major airlines, hotels, railways, shipping/cargo companies and tour operators worldwide. This enables TWAI to provide their clients with some of the most competitive prices for their air travel from North America to the world.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contact:

Frank Wells 604-903-2040

Pat Wilson 604-903-2041

For Immediate Release

CDNX: SCS
www.solars.com

SCS Solars Signs Top Canadian Air Consolidator

Vancouver, B.C. & Toronto, ON. – January 9, 2001. SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of a top Canadian air consolidator for use of its Wings and LiveLinx bundled product offering, Airliners of Toronto.

Airliners is one of Canada's Top Ten revenue generating air consolidators. Airliners represents thirty-five leading international airlines and has over 100 years of combined and diversified travel management experience. Airliners will use the Wings database to electronically manage its airline contracts and LiveLinx to get this information in front of the North American travel agency community.

As announced recently, when Wings is combined with SolarNet's LiveLinx product, SolarNet is able to provide previously non-automated air consolidators, complete electronic management and integrated distribution of their product information to travel agents. LiveLinx hosts a travel vendor's database, has information search capabilities and is made accessible from the Internet as well as all four Global Distribution System ("GDS") networks: Sabre, Apollo/Galileo, Worldspan and Amadeus. This distribution will allow both agency and home based travel agents complete access to Airliners consolidated net fares 24 hours a day seven days a week.

Airliners President and CEO J.R.Arora, stated, "If net fares are your business, there is nothing better than SolarNet to give you the competitive edge in today's marketplace. We have looked at the rest and have gone with the best."

Bob Wilson, Director of Account Development said, "Airliners looked at various systems for online distribution and found that nothing compares to the SolarNet solution for information distribution. We are particularly pleased to add Airliners to our list of vendors, as they offer net fares from all departure points in Canada, something our Canadian based travel agents are anxious to view online."

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For More Information contact:
Frank Wells 604-903-2040 Pat Wilson 604-903-2041

SCS Solars Sets New Records For System Usage

CDNX.SCS
www.solars.com

Vancouver, BC. – February 1, 2001 - SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced five record setting days, all in the month of January, for travel agency usage of the SolarNet system.

In descending order, the top days ever, for travel agency usage of the SolarNet system were January 30, 31, 29, 24 and 22nd. Daily activity for these dates ranged from 1,658 to 1,767 unique agencies, accessing the system some 7,350 to 8,380 times. The previous best day was on September 28, 2000 when 1,638 agencies came into the system 6,175 times.

Frank Wells, SolarNet Vice-Chairman stated, "This is definitely a significant achievement for the Company. Not only is SolarNet growing within the travel industry, but also the loyalty factor is playing a substantial part in this sustained, increased growth. SolarNet's proven track record of significantly bettering client productivity and profitability, will only continue to improve over the next few months as peak annual travel periods start to kick in and more vendors come on board using more products. To date, 19,400 travel agencies have accessed SolarNet and in the USA alone, 49% of the 32,000 plus agencies have used the system."

The SolarNet system interfaces with all four, airline established, global distribution system/computerized reservation system ("GDS/CRS") networks and the Internet. Ninety-five percent of travel agents are connected to one of these four networks and this is how they conduct their daily business in search of travel product. The SolarNet system allows the Company to provide unique distribution of detailed travel information on any travel product, from any travel vendor, to travel agents. Travel suppliers which are not linked to any GDS network (often due to price), can market their products to the GDSs via SolarNet, reaching travel agents in a cost effective manner. These suppliers can provide up-to-date online information to travel agents, reducing the amount of print material, faxes and brochures that typically over burden travel agencies.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contact:

Frank Wells (604) 903-2040
Pat Wilson (604) 903-2041

SCS Solars Signs LiveLinx*PLUS Customer

CDNX.SCS
www.solars.com

Vancouver, BC. – February 6, 2001 - SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of another client for use of its new product LiveLinx*PLUS, Diplomat Tours of Sacramento, California.

Established in 1983, Diplomat Tours represents over 24 major airlines from around the world. As an airline consolidator specialist to Africa, Asia, Europe, Latin America and the Middle East, Diplomat generates over $25 million US annually in sales. Diplomat has been a SolarNet LiveLinx client since September of last year. SolarNet LiveLinx hosts a travel vendor's database, has information search capabilities and is made accessible from the Internet as well as all four Global Distribution System ("GDS") networks: Sabre, Apollo/Galileo, Worldspan and Amadeus. LiveLinx*PLUS is the next stage in SolarNet's development that allows the travel agent to determine the availability of specific classes of seating on scheduled airlines and charter flights and then send a detailed Automated Booking Messaging ("ABM") to the travel vendor. As with all SolarNet products, this availability check and ABM is conducted through one of the four GDSs. Ninety-five percent of travel agents are connected to one of these four networks and this is how they conduct their daily business in search of travel product.

Transaction fees for LiveLinx*PLUS will be generated immediately.

Larry Young, Chief Operating Officer of Diplomat Tours stated, "With LiveLinx*PLUS, our travel agents will be able to interact with us in an even more efficient manner. SolarNet has already improved our bottom line and this just takes the way we conduct our day-to-day business to the next level."

SolarNet Director of Account Development Bob Wilson further expanded, "We expect more consolidators to come on quickly as a proven track record for this product becomes established. SolarNet continues to get positive feedback that this unique product fills a need for travel vendors and agents."

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contact:

Frank Wells	(604) 903-2040
Pat Wilson	(604) 903-2041

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding SolarNet's future business plans, products and web site offerings, business opportunities and expectations. All forward-looking statements are subject to certain risks, uncertainties and assumptions, including changes in market conditions in the industries in which SolarNet operates. Some of the risks are more fully described in SolarNet's registration statement and reports filed with the Securities and Exchange Commission and the CDNX. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

For Immediate release

CDNX.SCS
www.solars.com

SCS SOLARS PRODUCT UPDATE

Vancouver, BC. – February 9, 2001 - SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, wishes to provide its investors with updated information on its LiveLinx*PLUS and TourTek products.

LiveLinx*PLUS

The launch of the LiveLinx*PLUS product into the marketplace was initially fraught with issues beyond the complete control of the Company. These issues resulted in delays with its rollout, acceptance and usage, but all are very much underway today.

LiveLinx*PLUS was late in release due to complex technical issues both in our facility and with our clients. As a result we ended up launching in December, a time when the Travel Industry is at its lowest ebb and decision makers are unavailable. It was a challenge getting customers to react to this new way of doing business and they have only just started to inform travel agents that they can book on-line using this new SolarNet product. Beta testing is essentially over with most clients as of February 1st and billing has now commenced.

Presently there are two signed contracts, Diplomat Tours and Skybird Travel. Several new customers are examining the product and the feedback has been very positive. Our customers have provided some recommended changes, which will increase the product's functionality. Suggestions are presently being compiled and will be incorporated into Version 2, to be released later this year. Whilst we are delayed, SolarNet believes that the rollout will proceed successfully.

TourTek

During the last 12 months, since the reacquisition of the TourTek product, SolarNet has spent in excess of $1.5 million in completing its development. The Company has since successfully launched Version 2 and further enhancements will be released this year in Version 2.5. The TourTek system is a highly complex one, consisting of over 500 individual programs encompassing every aspect of a tour operation.

There has recently been a surge of interest in TourTek and there are currently ongoing negotiations with several major companies for the sale and installation of the system. The Company believes that the TourTek product is the best in the market today and it anticipates a serious industry adoption rate.

SolarNet is in active discussions with potential strategic partners to enhance TourTek's profile and market opportunity. The combination of the TourTek tour inventory management and reservation system, along with the SolarNet distribution network will result in sales, ongoing support, maintenance and transaction fees.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For More Information contact

Frank Wells (604) 903-2040 **Pat Wilson (604) 903-2041**

Skylink Travel Embraces SCS Solars' Automated Transactions

CDNX: SCS
www.solars.com

Vancouver, B.C. – February 20, 2001 - SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of another LiveLinx*PLUS customer, Skylink Travel Inc., North America's largest air travel consolidator.

As announced recently, LiveLinx*PLUS is the next stage in SolarNet's development that is allowing the Company to generate transaction fees. LiveLinx*PLUS lets the travel agent determine the availability of specific classes of seating on scheduled airlines and charter flights and then send a detailed Automated Booking Messaging ("ABM") to the travel vendor. As with all SolarNet products, this availability check and ABM is conducted through one of the Global Distribution System/Computerized Reservation System networks. Ninety-five percent of travel agents are connected to one of these four networks and this is how they conduct their daily business in search of travel product.

Fernando Virgolino, Skylink's General Manager, USA stated, "Skylink is the leader in technology for the distribution of net fares to travel agents. SolarNet's newest product, LiveLinx*PLUS, will be complimentary to our existing stable of productivity tools that we make available to travel agents. Skylink always looks for the implementation and development of new products to help us maintain our market leader status."

Said Bob Wilson, SolarNet Director of Account Development, "SolarNet is pleased to have someone of Skylink's calibre on LiveLinx*PLUS. This type of account will help bring credibility and ramped up usage to our product."

Established over twenty years ago, Skylink represents over 39 North American and Overseas airlines and has ten branch offices in major metropolitan areas throughout Canada and the USA. Skylink issued in excess of 250,000 consolidated air tickets last year.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contract:

Frank Wells	604-903-2040
Pat Wilson	604-903-2041

SCS Solars and Air K Travel to Promote LiveLinx*PLUS Usage

CDNX: SCS
www.solars.com

Vancouver, B.C. – March 7, 2001 – SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of another LiveLinx*PLUS contract, with Air K Travel, Inc., headquartered in Chicago, Illinois. Air K Travel will be offering travel agents free travel as promotional incentives until May 15th, 2001, to encourage the usage of this new efficient technology.

As announced recently, LiveLinx*PLUS is the next stage in SolarNet's development that allows the Company to generate transaction fees. LiveLinx*PLUS lets the travel agent determine the availability of specific classes of seating on scheduled airlines, then sends a detailed Automated Booking Messaging ("ABM") to the travel vendor. As with all SolarNet products, this availability check and ABM is conducted through one of the Global Distribution System/Computerized Reservation System ("GDS/CRS") networks. Ninety-five percent of travel agents are connected to one of these four networks and this is how they conduct their daily business in search of travel product.

Air K Travel first signed on with SolarNet last year, to distribute its fares through the bundled LiveLinx/ Wings fare entry software system. Air K Travel, President, Khalid Sagir said, "SolarNet's LiveLinx product has been a very efficient distribution mechanism for us and the LiveLinx*PLUS product promises to offer even further automation. Travel agents will no longer have to call our staff to check for seat availability, nor to request ticketing, as this may now all be completed electronically. We know this will substantially increase our ticketing ability and revenues."

Bob Wilson, SolarNet Director of Account Development commented, "We always believed that LiveLinx*PLUS was going to be a great addition to the air consolidator. Travel agents want the convenience of knowing the seat is available and the capability of electronically requesting it for a client without having to pick up the telephone. The signing of Air K Travel brings to SolarNet a total of four key consolidators who will take advantage of LiveLinx*PLUS' enhanced functionality."

Air K Travel is a consolidator for most of the major airlines and has offices in Chicago, Detroit, Memphis and Houston.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contract:

Frank Wells 604-903-2040
Pat Wilson 604-903-2041

SolarNet contracts with well known Hari World Travel

CDNX: SCS
www.solars.com

Vancouver, B.C. – March 14, 2001 – SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of another leading air consolidator for the use of its LiveLinx product, Hari World Travel of New York, NY.

Hari World Travel has been in business since 1968 and is one of North America's largest and oldest travel vendors of air consolidation product. Well known in the travel industry, with an impressive travel agency base exceeding 5,000, Hari World offers some of the most competitive prices in the industry today. Owner Prem Cohly acknowledges that it is time Hari World Travel maximized its distribution to its travel agents by using the oldest and most predominant method available, the Global Distribution System/Computerized Reservation System ("GDS/CRS") networks. These networks are responsible for linking ninety-five percent of the worlds travel agents with the travel product they search out and sell on a daily basis.

Hari World Travel has offices in New York, Atlanta and California, providing departures from over 250 cities in North America to Africa, Asia, Europe, Latin America, Middle East and the South Pacific. Hari World Travel will use SolarNet's bundled LiveLinx/ Wings fare entry software system to broadcast its travel fares to the travel agency community. SolarNet's LiveLinx product hosts a travel vendor's database of travel product and has information search capabilities. LiveLinx is accessible from the Internet as well as all four GDS/CRS networks: Sabre, Galileo, Worldspan and Amadeus.

Bob Wilson, Director of Account Development at SolarNet commented. "SolarNet's LiveLinx product has a proven track record of improving the profitability and productivity of its participants and this has been a huge factor in attracting Hari World. No other company can provide this type of cost effective, electronic information distribution solution to travel agencies via all GDS/CRS networks and the Internet."

Bob Wilson, further stated, "In March 2001 both Northwest Airlines and KLM announced that they will be eliminating commissions on Internet ticketed sales in the USA and Canada. This may be the beginning of a trend in the Airline Industry and, if so, will force consolidators to focus product distribution through the traditional travel agent using the GDS/CRS networks. SolarNet is the largest aggregator of air consolidator inventory providing this electronic distribution solution."

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contract:

Frank Wells 604-903-2040
Pat Wilson 604-903-2041

Brendan Tours becomes Fifth Customer of SCS Solars' LiveLinx*PLUS

CDNX: SCS
www.solars.com

Vancouver, B.C. – March 15, 2001 – SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of another LiveLinx*PLUS contract, with Brendan Tours headquartered in Los Angeles, California.

As announced recently, LiveLinx*PLUS is the next stage in SolarNet's development that allows the Company to generate transaction fees. LiveLinx*PLUS lets the travel agent determine the availability of specific classes of seating on scheduled airlines, then sends a detailed Automated Booking Messaging ("ABM") to the travel vendor. As with all SolarNet products, this availability check and ABM is conducted through one of the Global Distribution System/Computerized Reservation System ("GDS/CRS") networks. Ninety-five percent of travel agents are connected to one of these four networks and this is how they conduct their daily business in search of travel product.

Brendan Tours has used SolarNet for its GDS/CRS distribution to travel agents since February 1999. The first contract was for the electronic distribution of its airfares to travel agents using the GDS/CRS networks through SolarNet's LiveLinx product. LiveLinx*PLUS adds further automation by permitting the travel agent to check seat availability and electronically forward Brendan Tours an Automated Booking Messages (ABMs) without leaving the SolarNet screen on the GDS/CRS. This new technology will eliminate telephone calls and therefore result in increase efficiencies for both the travel agent and Brendan Tours.

SolarNet's, Director of Account Development, Bob Wilson stated, " The signing of a contract with Brendan Tours further reinforces the Company's belief that it has a great product in LiveLinx*PLUS. Brendan Tours sees a huge benefit and return in using the new feature set offered by LiveLinx*PLUS. It's a natural that a travel agent checking fares on SolarNet can now take that extra step of checking seat availability and generating an Automated Booking Message. Brendan Tours becomes the Company's fifth customer to use and embrace the LiveLinx*PLUS technology since the product launch in December 2000."

Brendan Tours is a family owned and run business established in 1969, which is founding member of the USTOA (United States Tour Operators Association). Synonymous with its adage of quality and service, Brendan Tours believes using SolarNet is yet another way of providing travel agents the best tools available to access its products on-line.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contract:

Frank Wells 604-903-2040
Pat Wilson 604-903-2041

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding SolarNet's future business plans, products and web site offerings, business opportunities and expectations. All forward-looking statements are subject to certain risks, uncertainties and assumptions, including changes in market conditions in the industries in which SolarNet operates. Some of the risks are more fully described in SolarNet's registration statement and reports filed with the Securities and Exchange Commission and the CDNX. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

SCS SOLARS ANNOUNCES AN EXCITING NEW SERVICE FOR TOUR OPERATORS

CDNX: SCS
www.solars.com

Vancouver, B.C. – **March 20, 2001** – SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the formation of a Service Bureau to fill the system requirements of the small to mid sized independent tour operator through **TourTek,** its wholly owned subsidiary. **TourTek** is a robust, state-of-the art, inventory management and reservation system for tour operators. **TourTek** combines the best features of all existing tour operator management systems into one and is the most complete and scalable solution available in today's market.

The new service will feature identical functionality to that offered in an in-house system, complete with the ability to use **TourTek**'s full suite of modules, but through an online Internet connection.

The **TourTek** inventory management and reservation system uses an Oracle 8i database and Windows "point & click" navigation "One of the greatest benefits of **TourTek** for the smaller tour operator is that the system can run on any PC, which has Windows 95, up to Windows NT, using an ISDN or DSL type internet connection," says John Latremouille, President of the **TourTek** division.

"The pricing structure of this new service is designed to be affordable for the small to mid sized tour operator. This pricing model offers the tour operator a low cost of entry into the world of today's technology. For this size of operator the upfront costs of a traditional software solution can be prohibitive. With our Service Bureau, the tour operator will literally "pay as they go". This transaction fee approach is similar to the model used in our LiveLinx*PLUS product", stated Frank Wells, Vice Chairman of SCS. "This will enable the smaller tour operator to better control its costs at startup and during non-peak selling cycles", said Wells.

Larry O'Brien, Chairman and CEO, of SCS commented, "Software systems in the travel industry are ideally suited to this type of pricing strategy, as the travel industry is dependent on passenger volume. To date, some small to mid sized tour operators have not been able to take full advantage of technological advancements, but this is just another example of how the Internet continues to change such opportunities.

The new **TourTek** service is scheduled to be launched in summer 2001 from Toronto, Canada, with binding commitments from tour operators representing a minimum of 100,000 passengers a year. It is the multi branding functionality that is unique to the **TourTek** system that makes this type of application environment possible.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and **TourTek.** SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contract:

Frank Wells	604-903-2040
Pat Wilson	604-903-2041

SCS Solars Continues to Sign LiveLinx*PLUS customers

Vancouver, B.C. - March 22, 2001 – SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of another LiveLinx*PLUS contract, with TFI International Tours, headquartered in New York, NY.

LiveLinx*PLUS is the next stage in SolarNet's development that allows the Company to generate transaction fees. LiveLinx*PLUS lets the travel agent determine the availability of specific classes of seating on scheduled airlines, then sends a detailed Automated Booking Messaging ("ABM") to the travel vendor. As with all SolarNet products, this availability check and ABM is conducted through one of the Global Distribution System/Computerized Reservation System ("GDS/CRS") networks. Ninety-five percent of travel agents are connected to one of these four networks and this is how they conduct their daily business in search of travel product.

TFI International Tours has only used SolarNet for its GDS/CRS network distribution since January, 2001, but has already realized its value as a key to electronically distributing its airfares to travel agents. LiveLinx*PLUS will add further automation by permitting the travel agent to check seat availability and electronically forwarding TFI International Tours an Automated Booking Messages (ABMs).

TFI International Tours', owner Eric Schoenberger stated, " We realized in January, 2001 that we required GDS/CRS on-line distribution of our fares in order to effectively compete with those consolidators who then offered it. We have already seen increased efficiencies and demands as a result of this decision. The next logical step is to join those who already experience the added benefits of the new SolarNet LiveLinx*PLUS product. In an industry which demands automation, we want to provide our travel agents with the best tools available in the marketplace to conduct our business."

SolarNet's, Director of Account Development, Bob Wilson commented, "With the signing of a contract with TFI International Tours, SolarNet now can present six customers to the travel agent who are using its newest product. We now have a great base of air consolidators using LiveLinx*PLUS, which gives the travel agent a large choice of consolidators to book electronically. Now travel agents can select from their favorite consolidators, compare prices, check availability and electronically message the consolidator offering the best value, without having to pick up the phone."

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contract:

Frank Wells 604-903-2040
Pat Wilson 604-903-2041

SCS ANNOUNCES THE RELEASE OF WINGS INTERNATIONAL

Vancouver, B.C. - March 22, 2001 – SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the release of its new international version of the WINGS management software system for air consolidators. The original WINGS software was developed as a product for the United States market and, while a good entry-level product, lacked the flexibility and functionality for the international marketplace.

The company has completed the changes necessary in the WINGS database product to make it a truly global fare management system. The legacy WINGS software product was written in FoxPro 3 and SolarNet has completed its upgrade of the system to FoxPro 6, the most recent version. This has enabled SolarNet to make the software international in functionality. This new and improved version of WINGS will also be functional in the US and, as a result, will be the only version the company will offer to it's clients.

One of the improvements to the WINGS software was adding the ability to handle multiple currencies. The air consolidator, depending on its country of origin, may be required to deal in multiple currencies, a previous function unavailable through the legacy software. Hand in hand with this new capability, the product will now handle various tax jurisdictions under which the client may operate. Another major improvement has been the speed and ease of importing airfares from a Microsoft Excel or other spreadsheets. A number of air carriers currently supply their fares to consolidators via spreadsheets and SolarNet has responded to its client's need to increase its efficiency in uploading its fares for distribution by way of the Global Distribution/Computerized Reservation ("GDS/CRS") networks.

The first installation of the new version of WINGS will be with Airliners in Toronto. This installation will be completed in the next two weeks. SolarNet has received interest in the WINGS fare management system from companies in the Pan Pacific/Asian, Canadian and European regions.

Bob Wilson, SolarNet's, Director of Account Development stated, "This is a great development for the company. In August of last year the company signed our first consolidator to our bundled WINGS/LIVELINX product. We now have six customers using the bundled product for fare entry and GDS/CRS distribution. The international version of WINGS opens up the company's marketing opportunities anywhere in the world to air consolidators requiring automation and electronic distribution."

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contract:

Frank Wells 604-903-2040
Pat Wilson 604-903-2041

SCS Solars Signs its Largest Consolidator to LiveLinx*PLUS

Vancouver, B.C. - March 26, 2001 – SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of another LiveLinx*PLUS contract, this with its largest consolidator Trans AM Travel Inc., headquartered in Alexandria, West Virginia. This brings our total LiveLinx*PLUS customers to seven, since the product's market introduction in December 2000.

LiveLinx*PLUS is the next stage in SolarNet's development that allows the Company to generate transaction fees. LiveLinx*PLUS lets the travel agent determine the availability of specific classes of seating on scheduled airlines, then sends a detailed Automated Booking Messaging ("ABM") to the travel vendor. As with all SolarNet products, this availability check and ABM is conducted through one of the Global Distribution System/Computerized Reservation System ("GDS/CRS") networks. Ninety-five percent of travel agents are connected to one of these four networks and this is how they conduct their daily business in search of travel product.

Trans AM Travel is one of the largest airline ticket wholesale consolidators in the continental United States. Trans AM Travel contracts with 30 major airlines and has been serving the travel professional for over 18 years. Trans AM Travel's database consists of over 70,000 net fares to numerous global destinations, offering air travel to excess of 500 destinations, over five continents and 116 countries worldwide. Flights through Trans AM Travel are available from all major cities in the United States.

SolarNet's, Director of Account Development, Bob Wilson stated "This is a very important contract for SolarNet, as in 1999 the management at Trans AM Travel was one of the first companies to recognize the value of SolarNet's LiveLinx product. Today, Trans Am Travel is the highest accessed consolidator on our system. This contract will now provide the travel agent the added convenience of checking seat availability and sending an electronic booking message to Trans AM Travel's reservation clerks, without having to pick up the telephone."

All travel agents using one of the major GDS/CRS networks now instantly access Trans AM Travel's fares through the SolarNet system. "SolarNet's new product, LiveLinx*PLUS, will further streamline the travel agent's ability to book our fares, resulting in increased efficiencies and sales," said Mr. William Gomes, Trans AM Travel's, Director of Information Services. Mr. Gomes added, "Today, technology in the travel industry must be focused towards the end user (the travel agent). SolarNet's technological enhancements continue to meet and exceed the needs of BOTH the consolidator and the travel agent".

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.-

For more information contract:

Frank Wells 604-903-2040
Pat Wilson 604-903-2041

FOR IMMEDIATE RELEASE

Amadeus and Solarnet Announce Agreement for Consolidator Fares

VANCOUVER, BC – April 9, 2001 - Amadeus and SCS Solars Computing Systems of Vancouver, BC announced today a new agreement whereby Amadeus' 55,000 travel agency locations worldwide can access consolidator fares, view fare rules and perform booking requests through a new, direct bypass to SCS Solars "Solarnet" application.

"As more and more agencies begin to purchase tickets through air consolidators and take advantage of the higher profit margins offered, this new bypass directly to the Solarnet application provides Amadeus travel agencies with instant connectivity to Solarnet's 22 participating consolidators. SCS Solars is honored to be associated with such a prestigious organization as Amadeus and we look forward to working together to provide increased content and technology to Amadeus' growing travel agency base around the world," said Larry O'Brien, Chairman and CEO of SCS Solars.

Amadeus will promote the usage of the Solarnet application to its agencies worldwide, who can access fare information for participating consolidators via Solarnet's LiveLinx product, free of charge, eliminating timely telephone calls and hold times presently encountered in booking with a consolidator. Amadeus agencies will also benefit from access to Solarnet's LiveLinx* PLUS product, which allows the agency to check flight availability, fare rules and transmit a booking request directly to participating consolidators that utilize the Amadeus GDS within their office location.

"This is one more initiative that Amadeus has taken to bring our travel agency customers together with our consolidator customers, fostering new relationships and business opportunities for both. Our goal is to offer our travel agencies access to consolidators both via our central system, as well as via our browser-based platforms." said Robert Lowry, Vice President, Product Management for Amadeus North America.

For consolidators, this is the second distribution method that Amadeus offers consolidators using the Amadeus system. In 2000, Amadeus introduced Amadeus Consolidator Link™, a browser-based application that can be accessed via the @Amadeus travel agency e-business platform.

"By offering a wide variety of distribution methods, a dedicated consolidator sales force and specialized field support personnel who are extremely familiar with consolidator operations, Amadeus has recognized and is aggressively catering to the consolidator marketplace," said Lowry.

About SCS Solars Computing Systems

SCS Solars Computing Systems, established in 1992, is a leading provider of information management and electronic distribution solutions for the travel industry. Proprietary products include SolarNet Livelinx, Livelinx*PLUS, NewsWire and its new tour inventory management and reservation system, TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

More information about SCS Solars is available at: www.solars.com

About Amadeus Global Travel Distribution

Amadeus is a leading global distribution system (GDS) and technology provider serving the marketing, sales and distribution needs of the world's travel and tourism industries. Its comprehensive data network and database, amongst the largest of their kind in Europe, serve over 55,000 travel agency locations and more than 8,300 airline sales offices world-wide.

Through the Amadeus System, travel agencies and airline offices are able to make bookings with some 500 airlines, representing more than 95 per cent of the world's scheduled airline seats. The system also provides access to some 54,000 hotels, 48 car rental companies serving some 24,000 locations, as well as serving newer provider groups, including ferry, rail, cruise, insurance and tour operators.

Amadeus is a significant provider of information technology and an enabler of e-commerce for the travel industry. Amadeus also delivers the powerful booking engine behind the web pages of 3,400 travel agencies, 11 hotel sites and 80 Web sites serving 36 airlines. Additionally, it provides similar e-commerce solutions for partners including Gruppo L'Espresso (Italy) and Terra Lycos (Spain, Portugal and Latin America).

Founded in 1987, and fully operational from 1992, Amadeus is headquartered in Madrid, Spain. Its data centre is in Erding (near Munich), Germany and its development offices are located in Sophia Antipolis (near Nice), France. The company has over 3,200 employees world-wide.

More information about Amadeus is available at: www.global.amadeus.net

# # # #

For further information please contact:

Frank Wells
Pat Wilson
SCS Solars
Tel: 604.903.2040 - Frank Wells
Tel: 604.903.2041 - Pat Wilson
Fax:604.903.2045
E-mail: fwells@solars.com
pwilson@solars.com

Debbie Iannaci
Public Relations Manager
Amadeus North America
Tel : 305.499.6448
Fax : 305.499.6868
E-mail : diannaci@us.amadeus.net

SCS Solars announces pricing for the TourTek Service Bureau

Vancouver, B.C. - April 16, 2001 – SCS Solars Computing Systems Inc. ("SCS"), a leading provider of information management and electronic distribution solutions for the travel industry, today released pricing on the TourTek Service Bureau offering for small to mid-sized tour operators.

TourTek, a wholly owned subsidiary of SCS, will power the Service Bureau. **TourTek** is a robust inventory management and reservation system for tour operators that utilizes an Oracle 8i database and Windows 'point and click' navigation. The **TourTek** Service Bureau will offer similar functionality to that offered in a full in-house system at a fraction of the cost. The modules being offered in the **TourTek** Service Bureau, at this time, include the base, payables and group modules.

Each tour operator's data will be housed on their own 100% secure Oracle database disc partition. This enables TourTek to guarantee the integrity of the Service Bureau's customers product.

The **TourTek** Service Bureau is priced to be very affordable to the smaller tour operator with a 'pay as they go' pricing structure. The cost of the service to tour operators is an up front, one-time payment of US$ 1,000 per reservation clerk. There is a mandatory US$ 5,000 cost for training up to six people in Toronto for a total of twelve days and a US$8 per departed passenger fee. There is also a small monthly charge of US$500 that will be waived if the departed passenger fees exceed US$500 during the month.

"We have priced the Service Bureau as inexpensively as we could to give smaller tour operators the advantage of the technology offered by our **TourTek** system. The response so far has been very encouraging and our plan is to take this concept to Europe and beyond as the demand warrants," stated Larry O'Brien, Chairman and CEO of SCS.

"One of the goals we set out to meet when we first conceived of the TourTek system, was to be able to offer a world class solution to all segments of the Tour operator industry, irrespective of their size. Our announcement today fulfills that goal," stated John Latremouille, President of the TourTek division.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contract:

Bob Wilson 604-903-2040
John Forde 905-709-1710

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding SolarNet's future business plans, products and web site offerings, business opportunities and expectations. All forward-looking statements are subject to certain risks, uncertainties and assumptions, including changes in market conditions in the industries in which SolarNet operates. Some of the risks are more fully described in SolarNet's registration statement and reports filed with the Securities and Exchange Commission and the CDNX. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

SolarNet signs Up & Away Travel

CDNX: SCS
www.solars.com

Vancouver, B.C. – April 19, 2001 – SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of another leading air consolidator for the use of its LiveLinx product, Up & Away Travel of Beverly Hills, CA.

Up & Away Travel is one of North America's leading travel vendors of air consolidation product. Well known in the travel industry, with an impressive travel agency base Up & Away Travel is represented by six offices across the United States and offers flights on 16 different airlines. Up & Away offers some of the most competitive prices in the industry today. By signing an agreement with SolarNet, Up & Away Travel wants to maximize its distribution to its travel agents by using the oldest and most predominant method available, the Global Distribution System/Computerized Reservation System ("GDS/CRS") networks. These networks are responsible for linking ninety-five percent of the worlds travel agents with the travel product they search out and sell on a daily basis.

Up & Away Travel provides departures from all domestic cities in the United States to Africa, Asia/Orient/Far East, Australia/New Zealand/South Pacific, Canada, Europe, India/Pakistan and the Middle East/Israel. Up & Away will use SolarNet's bundled LiveLinx/ Wings fare entry software system to broadcast its travel fares to the travel agency community. SolarNet's LiveLinx product hosts a travel vendor's database of travel product and has information search capabilities. LiveLinx is accessible from the Internet as well as all four GDS/CRS networks: Sabre, Galileo, Worldspan and Amadeus.

Bob Wilson, Director of Account Development at SolarNet commented. "SolarNet's LiveLinx product has a proven track record of improving the profitability and productivity of its existing client base and this has been a huge factor in attracting Up & Away Travel. No other company can provide this type of cost effective, electronic information distribution solution to travel agencies via all GDS/CRS networks and the Internet."

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contract:

Frank Wells 604-903-2040
Pat Wilson 604-903-2041

SCS SOLARS STRENGTHENS ITS RELATIONSHIP WITH PATHEO

CDNX: SCS
www.solars.com

Vancouver, B.C. – April 25, 2001 – SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced an important strategic partnership with Patheo of Los Angeles, California. Patheo is the developer of the Faremate 2000 software for the air consolidator industry.

SCS and Patheo are working together to provide a complete end-to-end electronic solution for air consolidators. Patheo has 27 air consolidators that are presently using their Faremate 2000 software, five of whom are clients of SCS. Under this agreement, Patheo and SCS will bring the opportunity to the remaining 22 air consolidators for full Global Distribution System/Computerize Reservation System ("GDS/CRS") distribution, including Sabre/Abacus, Galileo/Apollo, Amedeus and Worldspan. These four companies control the vast majority of airline transactions throughout the world. If all 22 of Patheo's consolidators agree to this increased distribution of their product the effect will be to double the SCS client base.

The company feels the power of this agreement lies in the combined technology of both SCS and Patheo. SCS provides seamless distribution for air consolidators fares, with a searchable database, over all four GDS networks. Patheo, through its Faremate 2000 product, also offers a searchable fare database and Internet booking engine for consolidator fares. Both companies, using their respective technologies, are working together to develop a sophisticated solution for air consolidators that handles air fare searches, checks seat availability, does rule validation and then lets the travel agent book the transaction. This whole process will be done completely electronically over the Internet or over one of the four the GDS' networks.

This new booking system will decrement inventory and confirm the transaction, both to the vendor and to the travel agent, completely eliminating the need for faxes and telephone calls. This unique solution will be a first for the travel industry for consolidators of air, hotels, cars or any other consolidation product.

Larry O'Brien, Chairman and CEO of SCS says, " SCS is very pleased with the way our relationship with Patheo has brought the two companies closer. Patheo has tremendous depth in technology and personnel. Together we complete the circle for the air consolidator in providing electronic solutions that are both time and cost effective. Typically the travel agent does this type of transaction over several telephone calls to the air consolidator that incur usually long wait times on hold, now no telephone calls need to be made and the travel agent can make the booking completely electronically over the GDS system. As with all SCS' products, there is no cost to the travel agent, only benefit."

Patheo's CEO, Salman Hasan states " The relationship will allow Patheo to provide an unparalleled distribution of discount fares to our clients. With our advanced fares search and booking technology combined with Solars's GDS distribution, we will be able to work with consolidators in the global markets, and provide them with a seamless solution for fare distribution".

SCS and Patheo will work together to market the Faremate 2000 software solution to SCS' existing customer base to enable all air consolidators to take advantage of this new joint technology.

Also part of this partnership agreement is a joint marketing effort on SCS' TourTek tour operator management system. Many air consolidators run tour operations as well. In fact, some started out as tour operators and have an air consolidator division to help them be more price competitive in the marketplace. Patheo will receive a commission from SCS on any completed TourTek sales to their client base and on any leads that result in a TourTek installation.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information see our web-sites at: www.solars.com and : www.patheo.com

For more information on SCS Solars contact:

Frank Wells 604-903-2040
Pat Wilson 604-903-2041

SCS SOLARS SIGNS LETTER OF INTENT FOR TOURTEK WITH A MAJOR U.S. TOUR WHOLESALER

CDNX: SCS
www.solars.com

Vancouver, B.C. – May 10, 2001 – SCS Solars Computing Systems Inc. ("SCS"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of a detailed letter of intent ("LOI") for the sale of a TourTek software license and support agreement with a major US leisure wholesaler. Amongst other items, the terms of the LOI contains pricing, an implementation schedule and a commitment to complete and execute a definitive agreement no later than June 1, 2001.

TourTek is a robust, state-of-the art, inventory management and reservation system for tour operators. TourTek combines the best features of all existing tour operator management systems into one and is the most complete and scalable solution available in today's market. TourTek is designed to grow as a business grows and gives the operator the power required to be the best. TourTek has partnered with the world's leading developer and distributor of database technology, Oracle. Oracle is a solution in use by over 80% of Fortune 500 companies. This relationship with Oracle means that TourTek will run on any platform, enabling companies to continue using software such as Microsoft and Adobe.

Since TourTek uses Microsoft Windows, the learning curve for employees is flat. All staff will be familiar with the format, so they'll quickly learn to perform tasks such as product loading, packaging, inventory management and reservations.

Designed for high volume processing and distribution, TourTek is the ideal in-house tour management and reservation system for outbound tour operators (or a combination of outbound/inbound) dealing primarily with travel agencies. Main features include the synchronization of multiple databases (accounts payable, accounts receivable, client documentation, etc.), reservations and inventory control (air, motor coaches, multiple island resort holidays, cruise, car, rail, etc.).

Larry O'Brien, Chairman and CEO of SCS stated, " SCS is very pleased with the signing of this LOI, as it represents a commitment from one of the vast number of potential clients who are presently examining the system. As the LOI is very detailed, moving to a definitive agreement should be an easy process. There may also be other exciting relationships between SCS and the wholesaler's parent company using the SolarNet distribution system, along with a strategic relationship to sell the TourTek software to specialty Tour Operators in North America. We are currently in various stages of negotiation with 16 companies for the use of our TourTek software. The company is working diligently to move these discussions forward."

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contract:

Frank Wells	604-903-2040
Pat Wilson	604-903-2041

SCS SOLARS SIGNS DFW TOURS to LiveLinx*PLUS

Vancouver, B.C. – May 14, 2001 – SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of another leading air consolidator for the use of its LiveLinx *PLUS product, DFW Tours headquartered in Dallas, Texas. This brings our total LiveLinx*PLUS air consolidator customers to eight.

LiveLinx*PLUS is the next stage in SolarNet's development that allows the Company to generate transaction fees. LiveLinx*PLUS lets the travel agent determine the availability of specific classes of seating on scheduled airlines, then sends a detailed Automated Booking Messaging ("ABM") to the travel vendor. As with all SolarNet products, this availability check and ABM is conducted through one of the Global Distribution System/Computerized Reservation System ("GDS/CRS") networks. Ninety-five percent of travel agents are connected to one of these four networks and this is how they conduct their daily business in search of travel product.

SolarNet's, Director of Account Development, Bob Wilson stated "Due to their internal computer problems DFW were unable to participate as a LiveLinx*PLUS customer. With these problems now resolved DFW is ready to start receiving electronic messages from its participating travel agents."

The President of DFW Tours, John Przywara said, "Distributing through SolarNet's GDS/CRS networks for the last 18 months has been very cost effective and has increased our agency base substantially. It is expected that the added functionality of LiveLinx*PLUS will further enhance and streamline the availability and accessibility of our product's to the travel agent."

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contract:

Frank Wells 604-903-2040
Pat Wilson 604-903-2041

SCS SOLARS MOVES TOURTEK INTO CHILE

CDNX: SCS
www.solars.com

Vancouver, B.C. – May 22, 2001 – SCS Solars Computing Systems Inc. ("SCS"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced its TourTek customer Cimex is moving ahead with the second of nine contracted installations of the TourTek software. This next implementation will be in Santiago, Chile.

TourTek is a robust, state-of-the art, inventory management and reservation system for tour operators. TourTek combines the best features of all existing tour operator management systems into one and is the most complete and scalable solution available in today's market. TourTek is designed to grow as a business grows and gives the operator the power required to be the best. TourTek has partnered with the world's leading developer and distributor of database technology, Oracle. Oracle is a solution in use by over 80% of Fortune 500 companies. This relationship with Oracle means that TourTek will run on any platform, enabling companies to continue using software such as Microsoft and Adobe.

Since TourTek uses Microsoft Windows, the learning curve for employees is flat. All staff will be familiar with the format, so they'll quickly learn to perform tasks such as product loading, packaging, inventory management and reservations.

Designed for high volume processing and distribution, TourTek is the ideal in-house tour management and reservation system for outbound tour operators (or a combination of outbound/inbound) dealing primarily with travel agencies. Main features include the synchronization of multiple databases (accounts payable, accounts receivable, client documentation, etc.), reservations and inventory control (air, motor coaches, multiple island resort holidays, cruise, car, rail, etc.).

Larry O'Brien, Chairman and CEO of SCS stated, " SCS is very pleased with the continuation of the Cimex rollout into Chile. This second installation for an existing customer further validates the TourTek software. The implementation is simple and straightforward as the client has contracted to do the training and first line support on the system themselves".

CIMEX Corporation has 54 wholly owned subsidiaries around the world and specializes in inbound leisure travel to the Caribbean.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contract:

Frank Wells 604-903-2040
Pat Wilson 604-903-2041

SOLARS CONTRACTS A NICHE MARKET AIR CONSOLIDATOR

CDNX:SCS
www.solars.com

Vancouver, B.C. – June 18th 2001 - SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of another leading niche market air consolidator for the use of its LiveLinx product.

Brazilian Wave Tours has been in business since 1991 and is one of North America's largest vendors of air consolidation product to Brazil and South America. Brazilian Wave Tours offers some of the most competitive prices in the industry today. President Tony Rodrigues acknowledges that it is time Brazilian Wave Tours increased its distribution to its travel agents via all the Global Distribution System/Computerized Reservation System ("GDS/CRS") networks. Only SolarNet offers this solution to a consolidator. These networks are responsible for linking ninety-five percent of the world's travel agents with the travel product they search out and sell on a daily basis.

Based in Florida, Brazilian Wave Tours offers fares from Canada and all major gateway cities in the USA to all points in Brazil and South America. Brazilian Wave Tours will use SolarNet's bundled LiveLinx/ Wings fare entry software system to broadcast its travel fares to the travel agency community. SolarNet's LiveLinx product hosts a travel vendor's database of travel product and has information search capabilities. LiveLinx is accessible from the Internet as well as all four GDS/CRS networks: Sabre, Galileo, Worldspan and Amadeus.

Bob Wilson, Director of Account Development at SolarNet commented, "SolarNet's LiveLinx product has a proven track record of improving both travel agent satisfaction and increasing a consolidators market share. With the addition of Brazilian Wave Tours Solarnet increases its base of niche market operators resulting in greater content for the travel agents. This, in turn, benefits both new and long-term contributors of the SolarNet system resulting in increased customer satisfaction. Our recurring monthly fees allows a consolidator to budget their marketing dollars whilst receiving the best return on their dollar"

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contact:
Frank Wells (604) 903-2040
Pat Wilson (604) 903-2041

TourTek to Install US Tour Operator

CDNX: SCS
www.solars.com

Vancouver, B.C. – July 30, 2001 – SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of an interim agreement, which will see the TourTek Software Management System immediately installed in a US Tour Operator.

TourTek is a robust, state-of-the art, inventory management and reservation system for tour operators. TourTek combines the best features of all existing tour operator management systems into one and is the most complete and scalable solution available in today's market. TourTek is designed to grow as a business grows and gives the operator the power required to be the best. TourTek has partnered with the world's leading developer and distributor of database technology, Oracle. Oracle is a solution in use by over 80% of Fortune 500 companies. This relationship with Oracle means that TourTek will run on any platform, enabling companies to continue using software such as Microsoft and Adobe.

The contract is initially valued in excess of CDN$250,000, with approximately 40% of this amount being advanced under the interim agreement as a non-refundable deposit. As a result the companies have agreed to proceed with the immediate implementation in order that the Tour Operator is functional for the upcoming fall season. The companies are to make reasonable best efforts to have a definitive license agreement completed and executed by August 15th, 2001.

Frank Wells, Vice-Chairman of Solars stated, "This is a significant breakthrough for the TourTek product. The sales cycle for a software product like TourTek can be long and often tedious, but we see this as a long awaited and fully deserved turning point."

Mr. Wells further commented, "The customer has spent several months searching for the best Tour Software Management System available in the marketplace today and has selected our TourTek product. Due to the fall season quickly approaching the companies have agreed to an interim agreement, which provides Solars with adequate security to immediately move forward with this installation. Both companies should be commended, as they worked diligently to expedite a solution permitting the immediate installation and a fall season launch."

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contract:

Frank Wells 604-903-2040
Pat Wilson 604-903-2041

For Immediate Release

CDNX.SCS
www.solars.com

SCS SOLARS COMPUTING SYSTEMS SIGNS 2 CONTRACTS WITH FLYTIME TOUR & TRAVEL INC.

Vancouver, B.C. – July 31st, 2001 – SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of 2 new contracts with air consolidator Flytime Tour & Travel Inc, of New York City. The first contract is for *LiveLinx* bundled with the *WINGS* fare entry software, to distribute Flytime's airfares via SolarNet over the major Global Distribution Systems, or Computerized Reservation Systems, ("GDSs/CRSs"). The second contract is for the *LiveLinx*PLUS* automated booking system.

SolarNet's *LiveLinx:* through its interface to the major GDSs/CRSs will allow any travel agent in the world to access SolarNet free of charge and search Flytime's airfares. No other company can provide this type of cost effective, electronic information distribution solution via the major GDS/CRS networks and the Internet.

SolarNet's *LiveLinx*PLUS:* lets the travel agent determine the availability of specific classes of seating on scheduled airlines, then sends a detailed Automated Booking Messaging ("ABM") to the travel vendor directly from the SolarNet screen. As with all SolarNet products, this availability check and "ABM" is conducted through one of the GDS/CRS networks. SCS Solars receives a transaction fee from the travel vendor for each ABM that is generated with LiveLinx*Plus.

Bob Wilson Director of Account Development at SolarNet says, "Here we grow again, the addition of Flytime to our client list again proves we have great solutions for travel vendors. With the *LiveLinx/ WINGS* bundle we maximize Flytime's fare information distribution; LiveLinx*PLUS will generate bookings for Flytime from any travel agent GDS/CRS terminal. SolarNet not only saves time for the travel agent but provides increased market penetration for the travel vendor".

Flytime Tours and Travel Inc.

Based in New York City, Flytime specialize in travel to India, Pakistan, Europe and Asia. Having operated from manual quote sheets to date, President Mimi Bhanji recognized times are changing and to compete in today's market place Flytime must be computerized. Mimi Bhanji adds, "Its about time we moved into the 21st century and made Flytime airfares available on-line with all systems no matter which GDS/CRS workstation the agents use. With SolarNet we can achieve this and generate extra bookings electronically".

SCS Solars provides information management and electronic distribution solutions for the travel industry. Proprietary software products include *SolarNet LiveLinx, LiveLinx*PLUS, NewsWire* and *TourTek.* SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol "SCS". For more details on SCS Solars visit our web site at: www.solars.com

For more information contact:
Frank Wells 604-903-2040 **Pat Wilson 604-903-2041**

For Immediate Release Vancouver, BC Canada – August 1, 2001

SCS SOLARS COMPUTING SYSTEMS INC.
continues to gain new customers...

Vancouver, B.C. – SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of another new contract with air consolidator **Dan Travel, Inc.**

SolarNet's *LiveLinx:*

Through its interface to the major GDS/CRS, LiveLinx allows any travel agent free access to SolarNet and the ability to search a consolidator's database of airfares. The fare results show complete details on discounted pricing of scheduled airlines, rules and general conditions. With LiveLinx, through our direct airline connection, the travel agent can perform a seat availability check directly from the SolarNet screen. No other company can provide this type of cost effective, electronic information distribution solution via the major GDS/CRS networks and the Internet.

Bob Wilson Director of Account Development at SolarNet says, *"We continue to prove the validity of our system by adding new clients on a regular basis. Dan Travel is an example of an operator looking for solutions which are both cost effective for the consolidator and of benefit to the travel agent".*

Dan Travel, Inc.:

Based in Bethesda, Maryland, Dan Travel is an air consolidator & tour operator specializing in Latin America and Europe. Dan Travel offers super low fares with great customer service. Many of their reservation agents are native to many of their destinations and all speak a combination of English, Spanish Portuguese and Italian. SolarNet is the technology partner that will enable them to perform business over all CRS/GDS systems. Dan Travel President Daniel Abraham states, *"We have been looking for the best distribution for our airfares to travel agents and SolarNet fits the bill. With such technology we will we will grow faster by offering a great tool to all agents right from their GDS/CRS system".*

SCS Solars:

SCS Solars provides information management and electronic distribution solutions for the travel industry. Proprietary software products include *SolarNet, LiveLinx, LiveLinx*PLUS, NewsWire* and *TourTek.* SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol "SCS". For more details on SCS Solars visit our web site at: www.solars.com

For more information contact:

Frank Wells
604-903-2040

Pat Wilson
604-903-2041

Galileo International's Travel Agencies Gain Access to Wholesale Fare Distribution with SolarNet

CDNX: SCS
www.solars.com

Vancouver, BC and Rosemont, Ill. – August 7, 2001 -- SCS Solars Computing Systems, Inc. (CDNX: SCS), supplying the B2B marketplace with technology solutions, and **Galileo International, Inc. (NYSE: GLC)**, an electronic global distribution services (GDS) leader in the travel industry, today announced an agreement that extends the ability for Galileo travel agency subscribers worldwide to access consolidator airfares, view fare rules and request flights electronically via the SolarNet application. The new desktop connection will be available on August 15, 2001 to all travel agencies on Galileo's computer reservation systems via direct connection.

SolarNet provides travel suppliers with the ability to instantly distribute their travel product information to travel agencies worldwide. SolarNet can take data from any product source and distribute it to GDS host systems, private Intranets, the Internet, or a powerful combination of all three.

Travel agencies seeking higher commissions are increasingly looking to air consolidators, who traditionally have not offered their inventory directly through GDS host systems. Now, Galileo subscribers worldwide will have instant access – free of charge – to fare information for 28 of SolarNet's participating consolidators via SolarNet's LiveLinx product. This eliminates time-consuming phone calls, third-party connections and sorting through stacks of consolidator faxes. Galileo subscribers also will be able to use SolarNet's LiveLinx*PLUS product to check flight availability, fare rules and transmit a booking request directly to participating consolidators that utilize Galileo's host systems.

"The direct relationship with SCS Solars furthers Galileo's strategy of providing travel agency customers with the broadest range of travel inventory and the best technology solutions to help them maximize productivity and profitability," said Galileo's Terry Vaughn, director, Leisure and Rail Sales and Marketing.

"SCS Solars is pleased to be working with Galileo International to provide increased content and technology to its travel agency customers around the world," said Andrew O'Leary, president of SCS Solars. "This new direct connection will be instrumental in allowing SCS Solars to enter the European and Pan Pacific/Asian regions."

About SCS Solars Computing Systems
SCS Solars Computing Systems, established in 1992, is a leading provider of information management and electronic distribution solutions for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and its new tour inventory management and reservation system, TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

About Galileo International
Galileo International is a diversified, global technology leader. Its core business is providing electronic global distribution services for the travel industry through its computerized reservation systems, leading-edge products and innovative Internet-based solutions. Galileo is a value-added distributor of travel inventory dedicated to supporting its travel agency and corporate customers and, through them, expanding traveler choice. Among Galileo's subsidiaries are TRIP.com, an award-winning online travel service and technology provider; and Quantitude, which delivers advanced telecommunications services and enterprise networking solutions. Galileo also offers secure, flexible and cost-effective managed hosting services. Headquartered in Rosemont, Illinois, USA, Galileo International has offices worldwide and operates a state-of-the-art data center in Greenwood Village, Colo., USA. Visit www.galileo.com.

For Further Information:

Frank Wells
SCS Solars Computing Systems, Inc.
+800 343 2552 or 604 903 2040
fwells@solars.com

Gretchen Cavin
Galileo International
+847 518 4925
gretchen.cavin@galileo.com

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding SolarNet's future business plans, products and web site offerings, business opportunities and expectations. All forward-looking statements are subject to certain risks, uncertainties and assumptions, including changes in market conditions in the industries in which SolarNet operates. Some of the risks are more fully described in SolarNet's registration statement and reports filed with the Securities and Exchange Commission and the CDNX. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

SCS SOLARS TO BEGIN TESTING ITS TOURTEK SERVICE BUREAU

CDNX: SCS
www.solars.com

Vancouver, B.C. – August 08th 2001 – SCS Solars Computing Systems Inc. ("SCS"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of an interim agreement with Ultimate Golf Vacations, of Toronto, for use of its TourTek Service Bureau.

Bob Wilson, Director of Account Development, at SCS stated, " SCS is very pleased with this agreement as it represents a firm commitment from one of the vast number of potential clients who are presently examining the TourTek Service Bureau model .We are currently in various stages of negotiation with over 15 companies for the use of our TourTek Service Bureau system. Discussions with a broad base of tour operators reaffirms the real need for the Service Bureau model, as it is based on "pay as you go". Industry feedback has confirmed that this model will fill a void by offering a cost effective software solution for small and medium sized operator."

TOURTEK

TourTek is a robust, state-of-the art, inventory management and reservation system for tour operators. TourTek combines the best features of all existing tour operator management systems into one and is the most complete and scalable solution available in today's market. TourTek is designed to grow as a business grows and gives the operator the power required to be the best. TourTek has partnered with the world's leading developer and distributor of database technology, Oracle. Oracle is a solution in use by over 80% of Fortune 500 companies. This relationship with Oracle means that TourTek will run on any platform, enabling companies to continue using software such as Microsoft and Adobe.

Since TourTek uses Microsoft Windows, the learning curve for employees is flat. All staff will be familiar with the format, so they'll quickly learn to perform tasks such as product loading, packaging, inventory management and reservations. TourTek is the ideal tour management and reservation system for outbound tour operators (or a combination of outbound/inbound) dealing primarily with travel agencies. Main features include the synchronization of multiple databases (accounts payable, accounts receivable, client documentation, etc.), reservations and inventory control (air, motor coaches, multiple island resort holidays, cruise, car, rail, etc.).

TOURTEK SERVICE BUREAU

Designed for small to medium sized operators, the TourTek Service Bureau allows each tour operator's data to be housed at SCS' Richmond Hill office, on their own 100% secure database disc partition. This enables TourTek to guarantee the integrity of the Service Bureau's customers product. The TourTek Service Bureau offers the same functionality as the TourTek Management System, but instead of the customer housing the system internally the operator simply accesses the service bureau through an on-line Internet connection. As a result the Tour Operator not only reduces its up-front costs, by paying on a transaction basis, but can reduce in-house IT staffing levels.

SCS Solars provides solutions in information management and electronic distribution for the travel industry. Proprietary products include SolarNet LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol SCS.

For more information contract:

Frank Wells 604-903-2040
Pat Wilson 604-903-2041

For Immediate Release   Vancouver, BC Canada – August 14, 2001

SCS SOLARS COMPUTING SYSTEMS INC. AND THE SKYLINK™ GROUP SIGN REAL-TIME BOOKING CONTRACT

Vancouver, BC -SCS Solars Computing Systems Inc. ("SolarNet"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the signing of The SkyLink Group to a real-time "live" booking contract. SkyLink is North America's largest air travel consolidator having sold approximately 250,000 tickets last year.

The SkyLink interface to SolarNet allows travel agents to conduct SkyLink flight availability checks and live bookings online. As with all SolarNet's products, travel agents are able to access the SkyLink interface through SolarNet's direct connections to the 4 major Global Distribution System/Computerized Reservation System ("GDS/CRS") networks. Ninety-five percent of all travel agents worldwide are connected to one of these four networks and this is how they search for travel product on a daily basis.

Surjit Babra Chairman & President of The SkyLink Group said, "SkyLink is the leader in technology for the distribution of net fares to travel agents. SolarNet's ability to generate "live" bookings compliments our existing suite of productivity tools that we make available to travel agents. SkyLink is always looking to develop and/or implement new products to help increase bookings and maintain our market leader status."

Bob Wilson, Director of Account Development of SolarNet explained the meaning of this contract. "Skylink and SolarNet have created a unique interface to Skylink's web booking engine that is seamless to the travel agent, who can now generate a complete end-to-end booking with Skylink on their GDS/CRS terminal. The "live" online booking is fully automated and gives the travel agent a confirmed guaranteed reservation. The benefits resulting from this new interface are: (1) the travel agent's booking process is simplified with "live" booking capabilities via any of the major GDS/CRS systems, (2) SkyLink realizes greater product exposure and increased revenue from additional bookings, and (3) SolarNet generates transaction fees on all bookings made using the SkyLink /SolarNet interface."

The SkyLink Group:

SkyLink began operating over twenty years ago and has grown to become one of the most significant air consolidator in the market place. The company has grown to include several operating companies and joint ventures. Their network of worldwide travel offices represents over 30 major airlines and conducts extensive wholesale / consolidation travel business. SkyLink has North American offices in New York, Washington DC, Chicago, Miami, Los Angeles, Miami, Montreal, Ottawa, Toronto and Vancouver.

For more information on SkyLink see: www.skylinkfares.com

SCS Solars Computing Systems Inc.:

SCS Solars provides information management and electronic distribution solutions for the travel industry. Proprietary software products include *SolarNet, LiveLinx, LiveLinx*PLUS, NewsWire* and *TourTek*. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol "SCS".

For more details on SCS Solars visit our web site at: www.solars.com

ON BEHALF OF THE BOARD OF DIRECTORS
SCS SOLARS COMPUTING SYSTEMS INC.

"Frank Wells"

Frank Wells
Vice-Chairman

For more information contact:

Frank Wells
604-903-2040

Pat Wilson
604-903-2041

ESCAPE TOURS SELECTS SOLARNET

Vancouver, BC, September 4, 2001 - SCS Solars Computing Systems Inc. ("SCS"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced another contract for LiveLinx/SolarNet fare distribution.

Escape Tour's database of airfares will now be available to travel agents worldwide via LiveLinx and the SolarNet interface to the major GDS/CRS networks. Travel agents will have the ability to do two things: (1) search Escape's database of fares and see complete fare detail including: pricing, rules, restrictions and general conditions, and (2) upon finding a suitable fare, then perform a real-time seat availability check. Bob Wilson Director of Account Development at SCS stated, "The automation of these two tasks improves productivity and profitability for both Escape Tours, and the travel agent. We continue to prove the validity of LiveLinx/SolarNet product offering by adding new clients on a regular basis. No other company can provide this type of cost effective, electronic information distribution solution via the major GDS/CRS networks and the Internet."

Escape Tours

Escape Tours, is a Houston Texas based air consolidator & tour operator specializing in Latin America, Mexico and Europe. Ana Cohen, Escape's Manager of Operations stated, "We have been looking for a system that gives us complete distribution to travel agents, Solarnet is the best and only system that performs that function".

SCS Solars Computing Systems Inc.:

SCS is a provider of information technology solutions for the travel industry. SCS's core competency is the electronic distribution of applications and information throughout the travel industry supply chain via its proprietary network, SolarNet. SolarNet can take content from any source and distribute it via a powerful combination of the Internet and the established travel industry GDS/CRS networks --Sabre, Galileo, Amadeus and WorldSpan that reach 95% of the world's travel agents. To utilize SolarNet's distribution capabilities, SCS has developed a proprietary suite of flexible and affordable technical solutions that address the automation and information management needs of the travel industry. SCS's proprietary products include: SolarNet, LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol "SCS". For more information on SCS and its products we invite you to visit our web site at: www.solars.com

ON BEHALF OF THE BOARD OF DIRECTORS
SCS SOLARS COMPUTING SYSTEMS INC.

"Frank Wells"

Frank Wells
Vice-Chairman

For more information contact:

Frank Wells (604) 331-2280

Pat Wilson (604) 331-2287

For Immediate Release Vancouver. BC Canada – September 10th. 2001

GTT TRAVEL CONTRACT GIVES SOLARNET DOMESTIC AIRFARE CONTENT

Vancouver, BC, September 10th, 2001 - SCS Solars Computing Systems Inc. ("SCS"), a leading provider of information management and electronic distribution solutions for the travel industry, today announced another contract for the LiveLinx/SolarNet fare distribution.

GTT Travel offers both international and domestic net fares that will now be available to travel agents throughout the United States via LiveLinx and the SolarNet interface to the major GDS/CRS (Global Distribution System/Computerized Reservation System) networks. Bob Wilson Director of Account Development at SCS says, "The addition of GTT Travel increases our domestic fare content to US travel agents. Now with both international and domestic US fares available on-line, Solarnet truly becomes a single source for US travel agents looking for access to alternative and innovative airfare pricing opportunities. In today's marketplace, with the additional airline commission cuts recently announced, US travel agents are looking to gain access to net fares which enable them to apply their own margin of profit. Again, SCS provides a productivity and profitability solution that benefits both vendor and travel agent ".

GTT TRAVEL

Based in Dallas, Texas, GTT Travel has been in business since 1984 and is recognized as one of the top airfare ticket consolidators in the US specializing in low net airfares to both US and international destinations. GTT Travel markets exclusively to travel agents providing a wide range of pricing options that can significantly improve an agent's bottom line. Mark Nelson Marketing Director at GTT Travel said, "We have monitored the growth in SolarNet usage by travel agents and now look forward to participating in the SolarNet program. We not only expect to reduce our costs associated with handling telephone inquires, but expect to gain market share by making our product offering available to travel agents across the Untied States".

SCS Solars Computing Systems Inc.:

SCS is a provider of information technology solutions for the travel industry. SCS's core competency is the electronic distribution of applications and information throughout the travel industry supply chain via its proprietary network, SolarNet. SolarNet can take content from any source and distribute it via a powerful combination of the Internet and the established travel industry GDS/CRS networks --Sabre, Galileo, Amadeus and WorldSpan that reach 95% of the world's travel agents. To utilize SolarNet's distribution capabilities, SCS has developed a proprietary suite of flexible and affordable technical solutions that address the automation and information management needs of the travel industry. SCS's proprietary products include: SolarNet, LiveLinx, LiveLinx*PLUS,

NewsWire and TourTek. SCS Solars is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol "SCS". For more information on SCS and its products we invite you to visit our web site at: www.solars.com

ON BEHALF OF THE BOARD OF DIRECTORS
SCS SOLARS COMPUTING SYSTEMS INC.

"Frank Wells"

Frank Wells
Vice-Chairman

For more information contact:

Frank Wells (604) 331-2280
Pat Wilson (604) 331-2287

The Canadian Venture Exchange has neither approved nor disapproved of the information contained in this release. This Media Release may contain forward-looking statements, which reflect the Corporation's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ from those projected herein and depend on a number of factors including the success of the Corporation's sales strategies.

For Immediate Release September 28, 2001

SCS SOLARS COMPUTING SYSTEMS, INC.
CORPORATE UPDATE

Vancouver, BC, September 28, 2001 - SCS Solars Computing Systems Inc. ("SCS") Vice President Frank Wells reports, "With the ongoing uncertainty in the world, and in particular the travel industry, it is necessary to consolidate operations and preserve our existing client base while being ready to take advantage of any upturn as and when it occurs. SCS has a solid customer base that relies on SolarNet to save them money. I anticipate that we will see a lot more interest from travel vendors that will need to look at automation solutions as a means to enhance productivity and reduce costs in these difficult times. In the meantime our company will, as a minimum, operate on a breakeven basis. SCS is going to come through this as a much stronger and leaner company."

As a result of current market conditions within the travel industry, the company will make the following cost cutting changes:

There will be an immediate reduction in development staff from the TourTek division based in Toronto, Ontario, as well as some staff reductions in the Vancouver head office.

We have temporarily suspended the recently announced fiscal agency agreement with Union Securities. It is the company's intention to revisit this agreement once market conditions improve.

For the time being, all sales activity associated with licensing the TourTek System will be suspended. We will continue to market our TourTek service bureau model.

The company will still actively market the SolarNet Distribution System to the consolidator market worldwide and continue to develop booking systems in order to generate transaction fees.

Savings realized from these cost cutting measures will amount to at least $65,000 per month. All expenses will be reduced wherever possible, whilst maintaining a high level of service to our client base.

SCS Solars Computing Systems Inc.:

SCS is a provider of information technology solutions for the travel industry. SCS's core competency is the electronic distribution of applications and information throughout the travel industry supply chain via its proprietary network, SolarNet. SolarNet can take content from any source and distribute it via a powerful combination of the Internet and the established travel industry GDS/CRS networks --Sabre, Galileo, Amadeus and WorldSpan that reach 95% of the world's travel agents. To utilize SolarNet's distribution capabilities, SCS has developed a proprietary suite of flexible and affordable technical solutions that address the automation and information management needs of the travel industry. SCS's proprietary products include: SolarNet, LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol "SCS". For more information on SCS and its products we invite you to visit our web site at: www.solars.com

ON BEHALF OF THE BOARD OF DIRECTORS
SCS SOLARS COMPUTING SYSTEMS INC.

"Frank Wells"

Frank Wells
Vice-Chairman

For more information contact:

Frank Wells
604-331-2280

Pat Wilson
604-331-2287

The Canadian Venture Exchange has neither approved nor disapproved of the information contained in this release. This Media Release may contain forward-looking statements, which reflect the Corporation's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ from those projected herein and depend on a number of factors including the success of the Corporation's sales strategies.

For Immediate Release October 04, 2001

BUSINESS IS COMING BACK

Vancouver, BC, October 4, 2001 - SCS Solars Computing Systems Inc. ("SCS") is pleased to report that travel agent usage of SolarNet is back to 95% of pre-September 11th levels.

According to Chris Karbabi Director of Operations at air consolidator, Middle East Tours, "We initially went crazy with cancellations and the re-routing of passengers following September 11th, within the last 3 week period our travel agency activity on SolarNet has gone from a low of 60% of normal back to 90% of normal."

This is consistent with other travel industry indicators that show business is coming back. It's coming back slowly, and it might be a while before it comes all the way back, but travel agents, tour operators and other suppliers agree that they're on the rebound.

Another positive sign for travel agents came from comments made at the Travel Industry Assn.'s Travel Marketing Forum held in Atlanta. With revenues drying up, airlines may have to turn to travel agents to help them recover. David Swierenga, chief economist for the Air Transport Assn. stated during a presentation, "The airlines will be beating the bushes for new passengers. That is not something you can do solely through the Internet or other electronic means. Airlines probably won't raise commissions but may enhance agent override agreements."

Frank Wells (Vice Chairman) confirms, "We have a solid customer base. In the last 3 weeks we have lost one small SolarNet customer, this loss was due to the customer's financial situation and was anticipated prior to September 11th." "As far as new business is concerned, we are in negotiation with several travel industry IT companies interested in partnering with SCS to offer SolarNet's GDS/CRS distribution capability to their own clients as an extension of their existing product offering. While the events of September 11th caused an interruption in everyone's travel plans that resulted in the postponement of key meetings relating to these negotiations, the meetings have subsequently been rescheduled and we have not experienced any cancellations with regard to pending business relationships," stated Wells.

SCS Solars Computing Systems Inc.:

SCS is a provider of information technology solutions for the travel industry. SCS's core competency is the electronic distribution of applications and information throughout the travel industry supply chain via its proprietary network, SolarNet. SolarNet can take content from any source and distribute it via a powerful combination of the Internet and the established travel industry GDS/CRS networks --Sabre, Galileo, Amadeus and WorldSpan that reach 95% of the world's travel agents. To utilize SolarNet's distribution capabilities, SCS has developed a proprietary suite of flexible and affordable technical solutions that address the automation and information management needs of the travel industry. SCS's proprietary products include: SolarNet, LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol "SCS". For more information on SCS and its products we invite you to visit our web site at: www.solars.com

ON BEHALF OF THE BOARD OF DIRECTORS
SCS SOLARS COMPUTING SYSTEMS INC.

"Frank Wells"

Frank Wells
Vice-Chairman

For more information contact:

Frank Wells
604-331-2280

Pat Wilson
604-331-2287

The Canadian Venture Exchange has neither approved nor disapproved of the information contained in this release. This Media Release may contain forward-looking statements, which reflect the Corporation's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ from those projected herein and depend on a number of factors including the success of the Corporation's sales strategies.

For Immediate Release **October 15th, 2001**

REAL-TIME WORLDWIDE HOTEL BOOKINGS

Vancouver, BC, October 15th, 2001 - SCS Solars Computing Systems Inc. ("SCS"), a provider of information technology solutions for the travel industry, announced today that it has entered into a letter of intent with P.Z.Resort Systems Inc. ("RSI") to collaborate on a hotel room real time booking system.

RSI's ResLinx™ inventory management software is based on an ASP model and allows a hotel property to load their inventory into ResLinx™ via the Internet. The agreement entails the development of an interface between ResLinx™ and SolarNet that will enable 450,000 worldwide travel agents to access the ResLinx™ database via SolarNet's direct connections to the 4 major Global Distribution System/Computerized Reservation System ("GDS/CRS") networks. Through the SolarNet/ResLinx™ collaboration, travel agents everywhere will have the ability to: (1) search the ResLinx™ database of hotel properties, (2) perform a real-time room availability check, and (3) book the hotel room and receive instant confirmation .

SCS's strategy is to diversify into other travel industry market segments that can utilize its unique global distribution capabilities. This new venture, in itself, is a large market opportunity for both, SCS and RSI as there are thousands of potential customers for the new hotel room booking system. The target market for the new booking system is the independent chain and individual hotel property looking for greater product exposure, increased revenue and additional bookings from travel agents

In addition to providing GDS/CRS distribution, SolarNet will provide the participating hotel chain, or property, with an individual NewsWire site. SolarNet's NewsWire, is an electronic bulletin board for inventory specials and product listings that the user manages direct from their office. It's ease of use and instantaneous posting of information is ideal for moving travel inventory quickly. As with all the SolarNet products NewsWire's value stems from its unique ability to distribute information across channels to all the GDS/CRS systems as well as the Internet. Upon signing up for the new booking system customers will receive a NewsWire site free for 3 months, thereafter there will be a US$50 to US$100 charge per month for the NewsWire service depending on the size of the customer.

RSI will provide its inventory loading software free of charge to each hotel property and host the room inventory free of charge for a period of time in return for the hotel property's commitment to pay a transaction fee on all bookings performed through the SolarNet/ ResLinx™ system.

The SCS/RSI collaboration is based on a service bureau model with each party receiving a portion of the transaction fee. Details of the agreement are to be completed by October 31, 2001, and the target launch date for the new system is January 1, 2002.

P.Z.Resort Systems Inc.

P.Z.Resort Systems Inc., established in 1978, is a leading developer of property management software reservation applications for the hospitality industry. RSI was the first property management software developer to provide an ASP-based solution for the Hotel Industry. Their legacy and ASP-based systems are installed in North America, Europe, the UK and the Caribbean.

RSI is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol "LLX". For more information on RSI and its products we invite you to visit our web site at: www.resortsystemsinc.com.
For more information please contact: Ken MacLeod at 604-642-0115

SCS Solars Computing Systems Inc.:

SCS is a provider of information technology solutions for the travel industry. SCS's core competency is the electronic distribution of applications and information throughout the travel industry supply chain via its proprietary network, SolarNet. SolarNet can take content from any source and distribute it via a powerful combination of the Internet and the established travel industry GDS/CRS networks --Sabre, Galileo, Amadeus and WorldSpan that reach 95% of the world's travel agents. To utilize SolarNet's distribution capabilities, SCS has developed a proprietary suite of flexible and affordable technical solutions that address the automation and information management needs of the travel industry. SCS's proprietary products include: SolarNet, LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol "SCS". For more information on SCS and its products we invite you to visit our web site at: www.solars.com

ON BEHALF OF THE BOARD OF DIRECTORS
SCS SOLARS COMPUTING SYSTEMS INC.

"Frank Wells"

Frank Wells
Vice-Chairman

For more information contact:

Frank Wells
604-331-2280

Pat Wilson
604-331-2287

The Canadian Venture Exchange has neither approved nor disapproved of the information contained in this release. This Media Release may contain forward-looking statements, which reflect the Corporation's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ from those projected herein and depend on a number of factors including the success of the Corporation's sales strategies.

For Immediate Release **November 6th, 2001**

SOLARNET PROVIDES INTERNATIONAL HOTELS DISTRIBUTION TO 450,000 TRAVEL AGENTS

Vancouver, BC, November 6th, 2001 - SCS Solars Computing Systems Inc. ("SCS"), a provider of information technology solutions for the travel industry, announced today that it has entered into a Letter of Intent with Online Distribution Systems Inc. ("ODS") to provide worldwide travel agent distribution through SolarNet.

ODS, operates a proprietary reservation system for small hotels who lack the ability to accept real-time reservations over the web. With more than 300 hotel properties in 70 destinations in Europe and Asia, ODS has one of the largest databases of independent hotels in Europe and Asia.

The addition of SolarNet's global distribution through the major Global Distribution System/Computerized Reservation System ("GDS/CRS") networks will make ODS' database available to 95% of the worlds retail travel agents.

The business opportunity created by this partnership is particularly significant when you consider: (1) that many of the hotels hosted by ODS can only be accessed through the ODS proprietary reservation system, and (2) that ODS' database of international hotel properties is a natural compliment to SolarNet's existing inventory of air consolidator fares that travel agents utilize daily to book international air fares for their clients.

The agreement calls for SCS to host the ODS hotel property database within SolarNet to enable travel agents to view and book the ODS hotel property inventory in real-time from their desktop GDS terminals. The partnership will be based on a service bureau model with ODS paying SCS a transaction fee for every travel agent booking done over SolarNet.

Online Distribution System Inc.

Founded in October 1999, ODS has built a proprietary reservation system for small hotels who lack the ability to accept real-time reservations over the Internet. With over 300 properties in 70 destinations in Europe and Asia ODS has one of the largest databases of independent hotels in Europe and Asia. ODS focus's on independent hotels because they offer such tremendous value to the traveler. ODS seeks out these value oriented hotels and provides them with the ability to accept real time reservations online. ODS 's proprietary technology is used as the back end booking engine for many of the most popular travel sites on the web.

For more information on ODS visit their website at: www.cheapaccommodation.com .

SCS Solars Computing Systems Inc.:

SCS is a provider of information technology solutions for the travel industry. SCS's core competency is the electronic distribution of applications and information throughout the travel industry supply chain via its proprietary network, SolarNet. SolarNet can take content from any source and distribute it via a powerful combination of the Internet and the established travel industry GDS/CRS networks --Sabre, Galileo, Amadeus and WorldSpan that reach 95% of the world's travel agents. To utilize SolarNet's distribution capabilities, SCS has developed a proprietary suite of flexible and affordable technical solutions that address the automation and information management needs of the travel industry. SCS's proprietary products include: SolarNet, LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SCS is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol "SCS". For more information on SCS and its products we invite you to visit our web site at: www.solars.com

ON BEHALF OF THE BOARD OF DIRECTORS
SCS SOLARS COMPUTING SYSTEMS INC.

"Frank Wells"

Frank Wells
Vice-Chairman

For more information contact:

Frank Wells
604-331-2280

Pat Wilson
604-331-2287

The Canadian Venture Exchange has neither approved nor disapproved of the information contained in this release. This Media Release may contain forward-looking statements, which reflect the Corporation's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ from those projected herein and depend on a number of factors including the success of the Corporation's sales strategies.

News Release

HitchHiker commences Global GDS Distribution of Consolidator Airfares to Travel Agents through SolarNet

Travel Agencies Worldwide seeking higher commissions are increasingly looking to air consolidators, who traditionally have not offered their inventory directly through GDS systems.

Frankfurt, Germany and Vancouver, BC – November 21, 2001 – HitchHiker Software GmbH, a leading European software company with a proven track record for providing inventory and management automation solutions, and SolarNet (Solars Computing Systems Inc.; SCS: CDNX), a leading provider of information management and electronic distribution solutions for the travel industry, today announced the launch of a marketing collaboration whereby HitchHiker will make the SolarNet Global Distribution System (GDS) connectivity available to HitchHiker's air consolidator clients.

While the launch of this collaboration has been two years in the making, the lynchpin to the agreement is the recent addition of Galileo International's travel agent subscriber base to SolarNet's connectivity, as Galileo is the dominant GDS network in several European countries. With the addition of Galileo to SolarNet's connectivity, HitchHiker can now offer their client's truly global connectivity to approximately 450,000 travel agent terminals through SolarNet.

The interface between HitchHiker and SolarNet is 100% complete and is now market ready, having been subjected to several thousand live queries from travel agents internationally. Travel agents can access the consolidator airfare inventories of participating HitchHiker clients to view fare pricing, check fare rules and request flights electronically.

Thomas Boffo, CEO of HitchHiker, stated at the recent World Travel Market Show in London, "With the completion of the Galileo worldwide link to SolarNet we shall now be actively introducing the SolarNet /HitchHiker Global Host GDS fare distribution service to our existing air consolidator customers".

About HitchHiker Software GmbH

HitchHiker, based in Frankfürt, Germany, develops and markets custom software solutions for different areas of the travel industry. HitchHiker specializes in the processing of net tariffs for flights, hotels, and car-hire. With over 70 international customers HitchHiker's VisualFares software is the world's leading system for consolidators, airlines and travel sales organizations.

About SolarNet

SolarNet (Solars Computing Systems Inc.; SCS: CDNX) is a leading provider of information technology solutions for the travel industry. SolarNet's core competency is the electronic distribution of applications and information throughout the travel industry supply chain via its proprietary network, SolarNet. SolarNet can take content from any source and distribute it via a powerful combination of the Internet and the established travel industry GDS/CRS networks -- Sabre, Galileo, Amadeus and WorldSpan that reach 95% of the world's travel agents. SolarNet's proprietary products include: SolarNet, LiveLinx, LiveLinx*PLUS, NewsWire and TourTek. SolarNet is a public company, trading on the Canadian Venture Exchange (CDNX) under the symbol "SCS".

For more information, visit SolarNet's web site at: www.solars.com

The Canadian Venture Exchange has neither approved nor disapproved of the information contained in this release. This Media Release may contain forward-looking statements, which reflect the Corporation's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ from those projected herein and depend on a number of factors including the success of the Corporation's sales strategies.

For further information on SolarNet, contact:

Sherry Boisvert
ITPR (for SolarNet)
(416) 642-6353
sherry@itpr.com